Press Release

06012366

InBev nv/sa 82-5759

Brussels, March 30, 2006 – 1/1

RECEIVED
2006 APR 10 P 1:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SUPPL

InBev's Annual Report 2005 available online

InBev, the leading global brewer by volume, today published its Annual Report 2005 on www.InBev.com. In addition to the complete PDF version, which includes the Financial Report and is viewable using Acrobat Reader, an HTML version is also available. Printed copies of the Annual Report 2005 will be available as of April 10, 2006.

The Statistical Review 1996-2005 can also be found on www.InBev.com (Investors section) and can be downloaded as an Excel file.

InBev's Jaarverslag 2005 online

InBev, 's werelds grootste brouwer in volume, publiceerde vandaag haar jaarverslag 2005 op www.InBev.com. Naast de volledige PDF-versie, die ook het financieel verslag bevat en met behulp van Acrobat Reader kan worden geraadpleegd, is er ook een HTML-versie beschikbaar.
De gedrukte versie van het jaarverslag 2005 zal verkrijgbaar zijn vanaf 10 april 2006.

Het Statistical Review 1996-2005 kan ook worden geraadpleegd op de website (Investors section) en kan als een Excel-document worden gedownload.

Rapport annuel 2005 d'InBev disponible en ligne

InBev, le plus grand brasseur mondial en termes de volume, vient de publier son rapport annuel 2005 sur www.InBev.com. Une version HTML est également disponible en complément de la version intégrale au format PDF, qui comprend le rapport financier et peut être visualisée au moyen d'Acrobat Reader.
La version imprimée du rapport annuel 2005 sera disponible à partir du 10 avril 2006.

La revue statistique 1996-2005 peut également être consultée sur le site Internet (Investors section) et être téléchargée en format Excel.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@inbev.com

PROCESSED
APR 11 2006
THOMSON

RECEIVED
2006 APR 10 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

InBev

Limited Liability Company

Grand'Place 1
1000 Brussels

Register of Companies Nr 0.417.497.106

The Board of directors invites the shareholders to attend an annual and extraordinary shareholders meeting to be held on **Tuesday 25 April 2006** at **11.00 a.m**. at the Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium) to discuss the following agenda :

A. RESOLUTIONS WHICH CAN BE VALIDLY ADOPTED IRRESPECTIVE OF THE NUMBER OF SHAREHOLDERS ATTENDING THE MEETING IN PERSON OR BY PROXY, SUBJECT TO THE APPROVAL OF THE MAJORITY OF THE VOTES CAST.

1. Management report by the Board of directors on the accounting year ending on 31 December 2005.

2. Report by the statutory auditor on the accounting year ending on 31 December 2005.

3. Communication of the consolidated annual accounts relating to the accounting year ending on 31 December 2005.

4. Approval of the annual accounts :

   Proposed resolution : approving the annual accounts relating to the accounting year ending on 31 December 2005, including the following allocation of the result :

Profit of the accounting year :	+	399,084,600.02 Euro
Profit carried forward from the preceding accounting year :	+	444,683,988.36 Euro
Result to be allocated :	=	843,768,588.38 Euro
Deduction for the unavailable reserve :	-	13,699,463.23 Euro
Gross dividend for the shares :	-	291,819,210.72 Euro

Balance of carried forward profit : = 538,249,914.43 Euro

i.e., a gross dividend of 0.48 Euro per share, giving right to a dividend net from withholding tax of 0.36 Euro per ordinary share and of 0.408 Euro per VVPR share.

5. Discharge to the directors :

Proposed resolution : granting discharge to the directors for the performance of their duties during the accounting year ending on 31 December 2005.

6. Discharge to the statutory auditor :

Proposed resolution : granting discharge to the statutory auditor for the performance of his duties during the accounting year ending on 31 December 2005.

7. Board mandates :

Proposed resolution : acknowledging the end of the mandate as director of Mr. Pierre Jean Everaert after this shareholders' meeting as well as the resignation as director of Mr. Remmert Laan after this shareholders' meeting. As a consequence, acknowledging the fact that the Board will continue with the twelve directors with their current nominations as approved at previous shareholder meetings.

8. CEO :

Proposed resolution : according to Article 23 of the by-laws, ratification and approval of the decision of the Board of Directors to appoint Carlos Brito as Chief Executive Officer, succeeding to John Brock.

9. Executive remuneration :

Proposed resolution : according to the executive remuneration policy disclosed in the InBev Corporate Governance Statement (available on the company's website www.inbev.com) under "4.3. Remuneration of Executive Management", approving :

a) the granting of existing InBev shares to the executives up to a maximum of 450,000 shares, based on the closing stock price of the InBev share on 26 April 2006;

b) the granting of matching options on existing InBev shares to the executives up to a maximum of 1,036,000 options. The exercise price of the options will be set at the closing strock price of the InBev share on 26 April 2006;

B. RESOLUTIONS WHICH CAN BE VALIDLY ADOPTED IF THE SHAREHOLDERS ATTENDING THE MEETING, IN PERSON OR BY PROXY, REPRESENT AT LEAST HALF OF THE SHARE CAPITAL, SUBJECT TO THE APPROVAL OF 75% OF THE VOTES CAST.

1. Issuance of subscription rights without pre-emption right and increase of the company's capital to the amount and to the extent of the exercise of the subscription rights

a) Special report by the Board of directors with regard to the issuance of 1,500,000 subscription rights, pursuant to the provisions of Article 583 of the Companies Code.

b) Special report by the Board of directors and report by the statutory auditor with regard to the cancellation of the pre-emption right in favour of one or more specific persons, pursuant to the provisions of Articles 596 and 598 of the Companies Code.

c) Cancellation of the pre-emption right with regard to the issuance of subscription rights :

Proposed resolution : cancelling the pre-emption right with regard to the issuance of subscription rights in favour of certain senior management employees of the company and of its subsidiaries, to be determined by the Compensation & Nominating Committee, and accessorily, in favour of all current directors of the company.

d) Issuance of subscription rights and granting for free :

Proposed resolution : issuing 1,500,000 subscription rights and determination of the issuance and exercise conditions in accordance with the terms and conditions set forth in the special report of the Board of directors mentioned above under a. The main provisions of these terms and conditions can be summarized as follows:

Each subscription right confers the right to subscribe in cash to one new ordinary share of the company with the same rights (including dividend right) as the existing shares of the company. The exercise price equals the average price of the InBev share on Euronext Brussels over the thirty calendar days before the issuance of the rights by the shareholders' meeting. The subscription rights have a term of ten years as from their issuance and become exercisable as follows : a first third may be exercised from 1 January 2008 to 24 April 2016, a second third may be exercised from 1 January 2009 to 24 April 2016 and the last third may be exercised from 1 January 2010 to 24 April 2016. At the end of the exercise period, the subscription rights that have not been exercised automatically become null and void. The subscription rights are granted for free to their recipients.

e) Conditional increase of the share capital :

Proposed resolution : increasing the share capital of the company, under the condition and to the extent of the exercise of the subscription rights, for a maximum amount equal to the number of subscription rights issued multiplied by the exercise price of the subscription rights and allocation of the share premium to an account not available for distribution.

2. Powers

a) *Proposed resolution :* granting to the Compensation & Nominating Committee the power to determine the identity of the recipients and the number of subscription rights which they are offered.

b) *Proposed resolution* : granting authority to two directors acting jointly to have established in a deed the exercise of the subscription rights and the corresponding increase of the share capital, the number of new shares issued, the alteration of the bylaws as a consequence thereof, the share premiums and the allocation of these premiums to an account not available for distribution, as well as to co-ordinate the text

of the bylaws and to file such co-ordinated text with the office of the clerk of the Commercial Court of Brussels.

3. Modification of the current terms and conditions of the outstanding subscription rights

a) *Proposed resolution* : for subscription rights issued between June 1999 and September 2001, replacing clause A.5 of the terms and conditions as follows : "***Exercise windows:*** *The subscription rights may only be exercised during (i) the one-month period starting on the day of the publication, each year, by InBev NV/SA of its results relating to the first quarter; and (ii) the one-month period starting on the day of the publication, each year, by InBev NV/SA of its results relating to the third quarter.*

Should the exercise of the subscription rights during the above periods prove to be forbidden pursuant to the Code of Dealing of InBev (in its then most recent version) or any applicable laws prohibiting insider dealing, the Board of directors of InBev NV/SA may (but is not obliged to) permit the exercise of the subscription rights outside the above periods.

The exercise windows defined under this item A.5 are without prejudice to the exercise period set forth under item A.4 above."

b) *Proposed resolution* : for subscription rights issued between December 2001 and April 2005, replace clause A.5 of the terms and conditions as follows : "***Exercise limitations*** *- The subscription rights may not, under any circumstances, be exercised during a Prohibited Period (as defined in the then most recent version of the Code of Dealing of InBev) or in breach of any applicable laws prohibiting insider dealing.*"

4. Register in electronic form – Amendment of Article 5 of the bylaws

Proposed resolution : adding an additional indent at the end of Article 5 of the bylaws, reading as follows : *The register of registered shares and the register of registered subscription rights, if any, are held in electronic form. The Board of directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means.*

5. Powers of the Shareholders' Meeting

a) Amendment to Article 10 of the bylaws

Proposed resolution : deleting the following clause at the beginning of paragraph 1 in Article 10 of the bylaws : "Save with respect to those repurchases (buy backs) of shares referred to in Article 23, indent 3, 2nd dash bullet (which shall require a specific prior authorization by the Shareholders' Meeting resolving according to the conditions provided in the above-mentioned provision)," so that the paragraph begins with the words "The company may,".

b) Amendment to Article 23 of the bylaws

Proposed resolution : replacing paragraphs 3 and 4 in Article 23 of the Articles of association with the following text:

"*The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:*

- *any decision to apply for the delisting of the securities of the company from any stock market;*
- *any acquisition or disposal of tangible assets by the company having a book value exceeding 1/3 of the company's consolidated total assets as reported in the company's most recent audited financial statements;*

The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four directors of the company request that the matter be submitted to the Shareholders' Meeting :

- *any matter relating to the company's dividend payout policy (except that the actual amount of any dividend remains subject to approval by the Shareholders' Meeting in accordance with the Belgian Companies Code).*

The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 50% plus one of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four directors of the company request that the matter be submitted to the Shareholders' Meeting:

- *the approval of the individual to whom the Board of directors proposes to delegate authority for the day-to-day management of the company and appoint as Chief Executive Officer, and the ratification of any decision by the Board of directors to dismiss such individual;*
- *any modification of the company's executive remuneration and incentive compensation policy;*
- *the ratification of any transaction of the company or one of its direct or indirect subsidiaries with a controlling shareholder of the company or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Article 11 and 12 of the Belgian Companies Code, it being understood that, for the purposes of this provision of the by-laws, the direct or indirect subsidiaries of the company are not considered as affiliated to or associated with the controlling shareholders;*

– *any modification of the company's target capital structure and the maximum level of net debt*".

c) Amendment to article 28 of the bylaws

Proposed resolution : replacing paragraph 2 in Article 28 with the following text: *"For all matters, except as otherwise provided in these bylaws or required by law, resolutions shall be passed by a majority of the votes cast plus one."*

C. RESOLUTIONS WHICH CAN BE VALIDLY ADOPTED IF THE SHAREHOLDERS ATTENDING THE MEETING, IN PERSON OR BY PROXY, REPRESENT AT LEAST HALF OF THE SHARE CAPITAL, SUBJECT TO THE APPROVAL OF 80% OF THE VOTES CAST.

Renewal of the powers of the Board of directors with regard to the acquisition of own shares - Amendment of Article 10, 2 of the bylaws :

Proposed resolution : renewing for a term of 18 months as from 25 April 2006 the authorization (which would otherwise expire on 26 October 2006) to the Board of directors to purchase the company's own shares as such authorization and the parameters thereof are reflected in Article 10,1 of the bylaws; and amending Article 10,2 of the bylaws accordingly.

D. POWERS

Proposed resolution : granting a power to Mr. Benoit Loore, General Counsel Corporate Governance, with right of substitution, for the restatement of the bylaws as a result of the amendments referred to above, for the signing of such restated version and its filing with the office of the clerk of the Commercial Court of Brussels.

*

A question time is foreseen during the meeting. Shareholders have the ability to send their written questions in advance of the shareholders' meeting. These questions will be debated during the question time. Questions may be addressed to the Board of directors (c/o Mr. Benoit Loore, InBev NV/SA, Brouwerijplein 1, 3000 Leuven, Belgium, fax nr. + 32 (0)16 50 68 70) at the latest on Tuesday 18 April 2006. Questions will only be taken into consideration if the deposit and notification formalities indicated below, have been complied with.

*

In order to take part, physically or by proxy, in the shareholders meeting, the holders of stock issued by the company must, as provided by Article 25 of the by-laws, comply with the following deposit and notification formalities :

a. the owners of **bearer shares** must, on **Thursday 20 April 2006** at the latest, deposit their shares with a branch of Fortis Bank in Belgium. The bank shall deliver a receipt of deposit, which the owner of the stock or his proxyholder will have to show on the day of the shareholders meeting to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadlines mentioned above, of (i) if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, confirming the immobilization of the shares until and including 25 April 2006, with an indication of the quantity of shares so immobilized or (ii) if the bearer shares are in a securities account with a Belgian or a foreign bank, a certificate of no transferability until and including 25 April 2006 issued by such bank, with an indication of the quantity of shares so blocked ;

b. the owners of **registered shares** must, on **Thursday 20 April 2006** at the latest, notify in writing to the Board of directors (c/o Mr. Benoit Loore, InBev NV/SA, Brouwerijplein 1, 3000 Leuven, Belgium, fax nr. + 32 (0)16 50 68 70) the quantity of shares for which they intend to take part in the votes at the shareholders' meeting;

c. the owner of bearer or registered shares can attend the meeting through a **proxyholder**. To be granted access to the meeting room, the proxyholder will have to hand over the signed original of a written proxy, prepared in accordance with the forms determined by the company (the form of the proxy can be obtained with Mr. Benoit Loore, at the address mentioned in item b. and is also available on the company's web site www.inbev.com). A copy of the signed original of the proxies must reach the company, on **Thursday 20 April 2006** at the latest (c/o Mr Benoit Loore, at the address mentioned in item b.).

d. the owner of bearer or registered shares can **vote by correspondence** in the meeting, in accordance with Article 26bis of the bylaws. The vote by correspondence must be cast on the form, prepared by the company (the form can be obtained with Mr Benoit Loore, at the address mentioned in item b. and is also available on the company's web site www.inbev.com). The signed original of the form for voting by correspondence must reach the company, on **Thursday 20 April 2006** at the latest (c/o Mr. Benoit Loore, at the address mentioned in item b.). The owner of bearer shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described in item a.

d. the holders of bonds, of subscription rights or of certificates issued with the co-operation of the company, who may, as provided by Article 537 of the Belgian Code of Companies, attend the meeting in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of their stock and of notification, and of format and deposit of proxies, as those imposed upon the owners of shares.

The natural persons who attend the meetings in their capacity as owners of stock, proxyholders or organs of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact.

The persons attending the meeting are invited to arrive 45 minutes at least before the time set for the meeting, in order to proceed with the registration formalities.

*

All documents which the law requires to put at the disposal of the shareholders will be freely accessible on and downloadable from the company's website www.inbev.com as from Monday 10 April 2006. As from that day, shareholders, bondholders, holders of subscription rights or of certificates issued with the co-operation of the company may also, during workdays and during normal office hours, consult, at the places indicated below, the documents which the law requires to put at their disposal :

- InBev NV/SA, Grote Markt 1, Grand'Place 1, 1000 Brussels
- InBev NV/SA, Brouwerijplein 1, 3000 Leuven
- InBev Belgium NV/SA, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

The annual report is already available on the company's web site www.inbev.com.